August 22, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Donahue
Jennifer Angelini

Re:     HASBRO, INC.
Form 10-K for Fiscal Year Ended December 26, 2021
Response Dated July 15, 2022
File No. 001-06682
Dear Ms. Donahue and Ms. Angelini:
This letter is submitted on behalf of Hasbro, Inc. (“Hasbro” or the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated August 2, 2022, issued in response to the Company’s letter dated July 15, 2022 (the “Prior Response Letter”) responding to the Staff’s initial comment letter dated July 1, 2022.
For your convenience, we have set forth the original comments from your August 2, 2022 letter in bold and italicized typeface to which we are responding.
Response Dated July 15, 2022
Risk Factors, page 28
1.We note your response to prior comment two regarding transition risks related to climate change. Please clearly describe the specific transition risks you have considered, including those identified in our comment, and provide additional detail regarding their material effects, such as those mentioned in your response (i.e., increased energy costs, increased compliance costs for climate-related reporting requirements, etc.), along with support for your determination of materiality for purposes of disclosure.
Company Response:
As noted in our Prior Response Letter, our standard procedures for preparing our annual report on Form 10-K and quarterly reports on Form 10-Q includes a process to identify and consider risks, including any climate-related risks, that may affect our business, financial condition, and results of operations, and then assess the materiality of those risks. This process includes reviewing risks identified through our enterprise risk management (ERM) assessment, reviewing information provided by our business functions, a discussion and analysis of the foregoing among our disclosure committee, our Chief Executive Officer and our Chief Financial Officer, and a discussion with members and committees of our Board of Directors responsible for overseeing our SEC filings. This process is designed to identify our significant risks, which are then evaluated for possible disclosure in light of an assessment of their materiality and the applicable disclosure requirements, including the SEC's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010). In determining the materiality of information in this regard, the Company refers to the well-established materiality standard accepted by the Commission: information is material if there is a “substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”1The foregoing is referred to herein as our “Disclosure Framework”.
While we have considered potential transition-related risks, such as the possibility for increased energy costs and increased regulatory compliance costs for climate-change reporting requirements, to date, climate change transition risks have not been deemed material under our Disclosure Framework, have not had a material impact on our business and are not among our significant and material risks. We believe including disclosure about transition risks related to climate change at this time would be premature, general in nature, applicable to companies in our industry and not specific to Hasbro, and purely speculative, all of which would be contrary to the Commission’s guidance on risk factor disclosure.
While our Disclosure Framework has not identified transition risks related to climate change as material risks to our business to date, as noted in our Prior Response Letter, we are continuing to enhance our efforts around climate change to do our part to help protect the planet and strengthen our business. We are currently developing a Climate Action Plan. As part of this plan, we intend to incorporate the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD) in evaluating and addressing the potential risks of climate change on our business going forward. As part of the TCFD framework, we plan to perform a climate scenario analysis with the goal of further identifying and assessing the impacts that climate-related physical and transition risks and opportunities may have on our organization in the future. During this process, we plan to further consider and quantify potential transition risks, such as market, reputational, technological, regulatory, and legal risks, that may impact our business, in line with the TCFD recommendations. If identified, we intend to disclose material transition risks and potential impact in future filings in line with our Disclosure Framework.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44
2.[We] note your response to prior comment four. Please provide us with additional information explaining how you considered providing disclosure regarding the Extended Producer Responsibility (EPR) schemes described in your response, including in the context of measures you are taking to change your packaging.
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1Basic Inc. v. Levinson, 485 U.S. 224 (1988) and TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

Company Response:

Extended Producer Responsibility (EPR) schemes exist in several countries in which Hasbro currently operates. While EPR schemes vary by country, most requirements include reporting of imported plastic and fees or taxes based on imported quantities of plastic packaging. EPR taxes or fees have been part of Hasbro’s operational costs for several years and have not been material. Further, we do not anticipate upcoming or newly instated plastic packaging taxes to have a material financial impact on our business. For example, through the UK’s Plastic Packaging Tax (effective since April 2022), we anticipate the annual tax for Hasbro for 2022 to be less than $10,000. We anticipate the taxes related to plastic packaging will further decline over the next several years as we continue to phase out single-use plastic in our new product packaging (as discussed in our Prior Response Letter).
3.We note your response to prior comment five and reissue in part. Please provide quantitative information for any known future capital expenditures for climate-related projects.
Company Response:
To clarify our Prior Response Letter, the expenditures identified in prior comment five are all related to operating costs and are not material. At this time, we do not have any current or known future capital expenditures for climate-related capital projects. To the extent the Company has material capital expenditure plans in the future that are directly attributable to climate-related projects, we plan to disclose those expenditures consistent with the requirements of Item 303 of Regulation S-K and our Disclosure Framework generally.
4.Your response to prior comment six states that you reviewed historical and current sales data and consumer insights to determine what trends may be connected to climate-related matters. Please further address the following:
•Tell us more about the trends you identified that may be connected to climate-related matters in the context of the individual items noted in our prior comment (i.e., explain how you determined whether changes in demand or competition for your products are due to climate-related factors).
oAs noted in our Prior Response Letter, we have not identified any trends suggesting that the indirect consequences of climate-related regulation or business trends have materially affected or will materially affect our business. While initial insights from some of our consumers indicate a preference for sustainable products, we have not seen any correlating trends that indicate that sustainability is the primary driver for purchase conversion. That said, we recognize consumer priorities may change in the future and we will continue to monitor and analyze customer shopping behaviors. As noted in the Prior Response Letter, as part of Hasbro’s sustainability journey, we have set product and packaging goals to reduce the use of single-use plastic and minimize our greenhouse gas (GHG) emissions.

•Tell us how you considered providing disclosure regarding demand from customers who want products that have a lower environmental impact or are otherwise sustainably produced.
oAs noted above, while some consumers have indicated a preference for more sustainable products, these consumers, together with our overall consumer base, are not demanding sustainably produced or lower environmental impact products.  Nevertheless, we have embarked on strategic sustainable packaging and product initiatives as part of our commitment to sustainability; however, they have not had, and are not anticipated to have, a material financial impact on our business at this time. Under our Disclosure Framework, we do not believe any trend or other disclosure regarding demand from customers for products that are sustainably produced or otherwise have a lower environmental impact is necessary at this time.
•Clarify whether and how the packaging and product goals described in your response are related to changes in demand and competition for goods that result in lower greenhouse gas emissions, are not derived from carbon-based sources, and/or are produced using alternative energy sources.
oOur packaging and product goals were set in an effort to limit Hasbro’s environmental impact, reduce greenhouse gas (GHG) emissions and minimize single-use plastic packaging in support of our mission to be a leader in ESG and as part of our ongoing sustainability journey. See our responses above for further information.
•Tell us how you considered providing disclosure regarding reputational risks other than potential reputational damage if you fall short in achieving your sustainability goals, for instance in relation to emissions from the manufacturing activities that produce your products.
oAs a Purpose-driven company, we work diligently to create value for and build trust with our stakeholders. A key component of our Climate Action Plan (as referenced in response number one above) is focused on managing potential climate risk and building resilience for Hasbro. At this time, we do not foresee any other potential climate-related reputational risks. Our climate risk analysis, happening later this year, will include an evaluation of potential climate-related reputational risks to our business. This analysis will be guided by the TCFD framework. If identified, we intend to disclose any material reputational risk and potential impact in future filings in line with our Disclosure Framework.
5.We note your response to prior comment seven and reissue in part. Please discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers, including your manufacturers.
Company Response:
We have not identified any direct or indirect weather-related damages or impacts to our property or business in the each of the fiscal years 2021, 2020, and 2019.

At this time we are not seeing weather-related events adversely affecting our business or the business of our major customers or suppliers, including our manufacturers, We recognize, however, that future weather-related events including increased storms, flooding, temperatures, droughts and other natural disasters could impact the business of Hasbro, our major customers or suppliers, including our manufacturers. In order to systematically evaluate the potential for all different types of weather events to impact our business, we are adopting the TCFD framework for climate risk analysis. As previously mentioned, in accordance with TCFD, we are on track to perform a Climate Scenario Analysis with the intention of identifying and assessing the potential impact of climate-related physical risks and opportunities on our business and supply chain. As materiality is assessed in connection with each filing, we will disclose significant physical effects of climate change on our operations and results if they become material to Hasbro and such disclosure is required or we otherwise determine such disclosure to be appropriate under our Disclosure Framework.
6.Your response to prior comment nine indicates that you purchased carbon offsets to address the small percentage of Scope 2 emissions where renewable energy credits were not available. Please provide us with quantitative information regarding your purchases of renewable energy credits for each of the last three fiscal years and amounts budgeted for future periods. Provide your analysis as to the materiality of the effects these purchases have had on your business, financial condition, and results of operations.
Company Response:
Hasbro has set a goal of 100% renewable electricity for our global owned and operated facilities. Hasbro meets this goal by purchasing Renewable Energy Certificates (RECs) in countries where they are available, each of which represent one MWh of renewable electricity generated on the same grid as our electricity consumption. Currently there are three markets where RECs are not available. These three markets represent less than 1% of our total electricity consumption globally. Through FY 2021, we purchased carbon offsets to account for these three markets. In all other markets we purchase RECs to cover greater than 100% of our electricity consumption.

In fiscal years 2021, 2020 and 2019, we purchased $100K, $45K, and $30K for RECs, respectively. These amounts are insignificant and are not material to our business, financial condition or results of operation. We expect future REC expenditures to be similar, or slightly higher than those incurred in 2021, due to increased demand for these products. In addition, Hasbro will be transitioning away from carbon offset purchases in line with our Science-Based Targets being set by early next year.
If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.
Sincerely,
/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer